UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TURNSTONE BIOLOGICS CORP.

(Name of Subject Company (Issuer))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

98419J206

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Melanie E. Neary

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Turnstone Biologics Corp., a Delaware corporation (“Turnstone”), for a price per Share of (i) $0.34 (the “Cash Amount”), payable subject to any applicable tax withholding and without interest, and (ii) one non-transferable contractual contingent value right (“CVR”) for each Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as described below), subject to any applicable tax withholding and without interest (such amount, the “CVR Amount,” and together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated July 11, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 26, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among Turnstone, Purchaser and XRA 3 Corp., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

The subject company and the issuer of the securities subject to the Offer is Turnstone Biologics Corp., a Delaware corporation. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to Turnstone’s principal executive offices may be sent to Turnstone Biologics Corp., 9310 Athena Circle, Suite 3000, La Jolla, California 92037. Turnstone’s telephone number is (347) 897-5988.

This Schedule TO relates to the Shares. According to Turnstone, as of the close of business on July 10, 2025, there were: (i) 23,140,691 Shares issued and outstanding, (ii) 1,856,251 Shares subject to outstanding Turnstone Stock Options and (iii) 1,135 Shares subject to outstanding Turnstone Restricted Stock Units.

The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “Special Factors—Section 3. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)–(c) The filing company of this Schedule TO is Purchaser. Purchaser’s principal executive office is located at 2200 Powell Street, Suite 310, Emeryville, California 94608. Purchaser’s telephone number is (510) 204-7200.

Purchaser was formed under the laws of the State of Delaware on December 31, 2011 and reincorporated under the laws of the State of Nevada on May 30, 2025, and its principal business is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes. The executive officers of Purchaser are Owen Hughes, its Chief Executive Officer, Tom Burns, its Senior Vice President, Finance and Chief

Financial Officer, and Brad Sitko, its Chief Investment Officer. Each executive officer of Purchaser is a United States citizen and has a business address located at 2200 Powell Street, Suite 310, Emeryville, California 94608.

The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Turnstone,” “Special Factors—Section 2. Purpose of the Offer and Plans for Turnstone,” “The Tender Offer—Section 5. Certain Information Concerning Turnstone,” “The Tender Offer—Section 6. Certain Information Concerning Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for Turnstone,” “Special Factors—Section 3. Price Range of Shares; Dividends,” “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for Turnstone,” “The Tender Offer—Section 6. Certain Information Concerning Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser” of the Offer to Purchase and “Item 3—Identity and Background of the Filing Person” hereof is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with Turnstone,” “The Tender Offer—Section 3. Procedures for Tendering Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, Purchaser’s financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) Purchaser is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Turnstone,” “Special Factors—Section 2. Purpose of the Offer and Plans for Turnstone,” “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Purchaser,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated July 11, 2025.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release of Turnstone issued on June 27, 2025 (incorporated by reference to Exhibit 99.1 to Turnstone’s Current Report on Form 8-K filed with the SEC on June 27, 2025).

(d)(1)	Agreement and Plan of Merger, by and among XOMA Royalty Corporation, XRA 3 Corp. and Turnstone Biologics Corp., dated June 26, 2025 (incorporated by reference to Exhibit 2.1 to Turnstone’s Current Report on Form 8-K filed with the SEC on June 27, 2025).

(d)(2)*	Confidentiality Agreement dated April 16, 2025 between Turnstone and Purchaser.

(d)(3)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C of Exhibit 2.1 to Turnstone’s Current Report on Form 8-K/A filed with the SEC on July 1, 2025).

(d)(4)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to Turnstone’s Current Report on Form 8-K/A filed with the SEC on July 1, 2025).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2025

XOMA Royalty Corporation

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer